

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

October 20, 2016

Via E-mail
J. James Gaynor
Chief Executive Officer
LightPath Technologies, Inc.
2603 Challenger Tech Court, Suite 100
Orlando, Florida 32826

> **Re:** **LightPath Technologies, Inc.**
> **Registration Statement on Form S-1**
> **Filed September 29, 2016**
> **File No. 333-213860**

Dear Mr. Gaynor:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Use of Proceeds, page 16

1.   We note on page 35 of your preliminary proxy statement on Schedule 14A filed September 26, 2016 that you anticipate having to issue 4,678,362 shares of Class A common stock in order to fund the cash portion of the purchase price of ISP Optics Corporation. Please clarify why you are registering a significant additional amount of shares. Also, if you will have proceeds remaining after you fund your acquisition of ISP, please revise to clarify how you will use the remaining proceeds.

Management's Discussion and Analysis of Financial Condition and Results of Operations – ISP, page 42

2.   Please revise this registration statement to address the comments issued on October 20, 2016 related to your preliminary proxy statement filed on September 26, 2016.

Executive Compensation, page 61

3.   We note the disclosure on page 62 that the disclosure includes the material information you believe is necessary to understand the disclosures in your summary compensation table. Please revise to clarify how you reached that conclusion. We note, for example, that page 14 of an investor presentation included with your Form 8-K dated December 3, 2015 referenced discretionary stock option grants at a premium to market; however, your disclosure on page 64 indicates such awards have exercise prices equal to the closing market price on the day prior to the grant date. That investor presentation also references stock ownership requirements for your named executive officers, but those ownership requirements are not discussed here.

Security Ownership of Certain Beneficial Owners and Management, page 76

4.   Please revise your table to indicate the effect of the issuance of the shares offered as part of this registration statement on those persons named in the table and disclose any present commitments to such persons with respect to the issuance of the shares. Refer to Item 201(b)(2) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Eric Atallah at (202) 551-3663 or Kevin Kuhar, Accounting Branch Chief, at (202) 551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact Heather Percival at (202) 551-3498 or Geoff Kruczek, Senior Attorney, at (202) 551-3641 with any other questions.

Sincerely,

/s/ Geoff Kruczek for

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Jeffrey E. Decker, Esq.
        Baker & Hostetler LLP